P.E. 2/1/02



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February 2002

VERNALIS GROUP PLC
(Translation of registrant's name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Notification of Major Interest in Shares dated February 15, 2002 announcing the sale of securities by a substantial shareholder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2002

Vernalis Group plc

By: /s/ Richard J. Robinski
Richard J. Robinski
Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 406489

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
VERNALIS GROUP PLC	JUPITER ASSET MANAGEMENT LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
AS NAMED IN NO. 2. ABOVE IN RESPECT OF A NON-BENEFICIAL INTEREST AS AN INVESTMENT MANAGER	AS. NO. 2. ABOVE

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
—	—	70,000	0.163%

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 10p SHARES	13th FEBRUARY 2002	14th FEBRUARY 2002

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
4,662,596	10.879%

14. Any additional information	15. Name of contact and telephone number for queries
—	RICHARD ROBINSKI (0118)-977-3133

16. Name and signature of authorised company official responsible for making this notification

RICHARD ROBINSKI
COMPANY SECRETARY

Date of notification 15th February 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority